FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2005
Commission File Number: 00-30082
Envoy Communications Group Inc.
(Translation of registrant’s name into English)
172 John Street, Toronto, Ontario, Canada M5T 1X5
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Envoy Communications Group Inc.
(Registrant)

By: /s/ Geoffrey B. Genovese

Name: Geoffrey B. Genovese
Title: President, Chairman and
Chief Executive Officer
Dated: December 23, 2005

Exhibit Index

Exhibit	Description
99.1	Envoy Communications Group Inc. Year End Annual Report, September 30, 2005
99.2	Form 52-109F1 – Certification of Annual Filings by Chairman, President and Chief Executive Officer
99.3	Form 52-109F1 – Certification of Annual Filings by Vice-President and Chief Financial Officer